Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Noah Holdings

Noah Holdings Private Wealth and Asset Management Limited

諾亞控股私人財富資產管理有限公司

(Incorporated in the Cayman Islands with limited liability under the name Noah Holdings Limited and carrying on business in Hong Kong as Noah Holdings Private Wealth and Asset Management Limited)

(Stock Code: 6686)

INSIDE INFORMATION

ANNUAL RESULTS ANNOUNCEMENT

FOR THE YEAR ENDED DECEMBER 31, 2025

This announcement is issued pursuant to Rule 13.09 of the Hong Kong Listing Rules and the Inside Information Provision under Part XIVA of the SFO.

The Company is pleased to announce the unaudited consolidated annual results of the Company for the year ended December 31, 2025, together with the comparative figures for the corresponding period in 2024. These annual results have been prepared under the U.S. GAAP, which are different from the IFRS, and reviewed by the Audit Committee.

In this announcement, “Noah,” “we,” “us” and “our” refer to the Company and where the context otherwise requires, the Group. Certain amounts and percentage figures included in this announcement have been subject to rounding adjustments, or have been rounded to one or two decimal places. Any discrepancies in any table, chart or elsewhere between totals and sums of amounts listed therein are due to rounding.

BUSINESS HIGHLIGHTS

The global macroeconomic environment of 2025 remained volatile, marked by trade fragmentation and diverging monetary policies which further constrained global growth. Against this backdrop, liquidity conditions remained relatively tight as global central banks maintained policy rates at multi-year highs to rein in inflation. Geopolitical headwinds – ranging from renewed trade tensions to technology-export controls – sustained bouts of market volatility and reinforced investors’ preference for safe-haven assets. China’s economy remained under pressure, with subdued consumer demand and ongoing weakness in the real estate sector weighing on overall growth. Within China’s wealth management industry, HNW individuals continued to prioritize wealth preservation and liquidity. As a result, demand is gradually shifting toward providers of high-quality global strategies where transparency, diversification and downside protection are more readily obtained.

Our Company’s disciplined, forward-looking strategy continues to provide us with flexibility to navigate this challenging environment and ensure the resilience of our business. As highlighted in our annual CIO1 report for 2025, we are also witnessing a major paradigm shift occurring. If the past two decades were defined by strategies to hedge against inflation and allocate into inflation-protected assets, the next twenty years will pivot to a new imperative: understanding, embracing, and profiting from technology-driven deflation. We are guiding clients to embrace this evolving landscape where growth is no longer fueled by debt-driven asset bubbles but by deflationary forces and efficiency dividends enabled by technological innovation. In response, our adaptive allocation framework is designed to balance current defensive positioning with future-facing offensive opportunities through three strategic pillars: inflation-hedged anchors, deflation-hedged assets, and flexible bridge holdings.

1	“CIO” refers to the chief investment officer of the Company.

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Our commitment to overseas expansion continues delivering promising results. By combining our personalized service model with an expanding portfolio of global products, we have established a significant competitive advantage. In 2025, we made notable progress: we established our ARK global headquarters in Singapore, entered into a strategic partnership with Tokyo Star Bank in Japan through our ARK Japan subsidiary, and officially joined the Family Office Association of Hong Kong. These developments position us at the crossroads of Asia’s evolving capital flows, enabling us to turn regional headwinds into long-term strategic advantages. As ever, we continue seeing tremendous growth potential in serving global Chinese HNW investors overseas who share our cultural values and place their trust in our long-standing track record. As a key booking center, Singapore has demonstrated robust momentum, with deposit volumes rising steadily and transaction value through Singapore-based channels increasing substantially, signaling clear potential for further expansion among local clients.

By consistently focusing on client and employee education, we believe we are strongly positioned to guide stakeholders through the coming market shifts. Our global growth journey has only just begun, and we remain confident in our ability to navigate challenges and capitalize on the opportunities that lie ahead.

At the same time, 2025 marked a structural evolution in Noah’s operating model, as AI became embedded across our global platform and transformed our path to scalable, sustainable growth. The deployment of “AI RMs” transitioned the firm toward a more institutionalized, operations-driven model, expanding frontline servicing capacity and mitigating traditional human capital constraints. By augmenting advisory workflows and standardizing processes, AI enhances productivity and enables broader client coverage without proportional cost expansion, reinforcing structural operating leverage. Leveraging our four global booking centers, we further advanced a digitally coordinated service infrastructure, where AI-powered client engagement tools streamline cross-border onboarding and execution processes, significantly shortening time-to-deployment for global asset allocation while preserving compliance rigor. In parallel, we continued optimizing our revenue mix toward a more AUM-driven and investment-oriented structure, increasing the contribution from recurring and investment-related revenues while expanding a diversified suite of global solutions. AI-driven asset allocation – integrating real-time product intelligence with over two decades of proprietary client insights – is reinforcing cross-border synergies and strengthening our differentiated data capabilities. Entering 2026, Noah stands structurally different: the institutional AI integration, global infrastructure coordination and disciplined revenue optimization achieved in 2025 have laid the foundation for compounding efficiency, deeper client engagement and resilient long-term growth in an increasingly AI-native financial landscape.

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FINANCIAL HIGHLIGHTS

During the Reporting Period, we successfully navigated through a complex macroeconomic environment both domestically and internationally, while simultaneously advancing our internal structure transformation. As a result of these efforts and strategic focus, our net revenue for the year ended December 31, 2025 was RMB2,610.2 million, representing an increase of 0.4% compared to 2024. Our net income attributable to the Shareholders increased by 17.5% from RMB475.4 million for the year ended December 31, 2024 to RMB558.9 million for the year ended December 31, 2025. Similarly, our Non-GAAP net income attributable to the Shareholders increased by 11.2% from RMB550.2 million for the year ended December 31, 2024 to RMB611.9 million for the Reporting Period, primarily due to our cost control strategy on employee compensation and a decrease in losses from fair value changes in underlying investments made by certain investment in affiliates, partially offset by contingent litigation expenses related to Camsing Incident.

Despite the challenges, we remain committed to investing in the overseas market by expanding our international relationship managers team and actively increasing our influence and wallet share among our Chinese clients globally. The transaction value of overseas products we distributed increased by 8.1% from RMB31.1 billion for the year ended December 31, 2024 to RMB33.7 billion for the Reporting Period.

Non-GAAP Financial Measures

The following table sets forth unaudited reconciliation of GAAP and non-GAAP results for the period indicated.

	For the Year Ended
	December 31,
	2024	2025	Change
	(RMB in thousands)		(%)
Total revenues	2,621,334	2,629,787	0.3%
Net revenues	2,600,982	2,610,240	0.4%
Income from operations	633,889	776,664	22.5%
Income before taxes and income from equity in affiliates	867,605	856,425	(1.3)%
Net income	487,004	557,219	14.4%
Net income attributable to the Shareholders	475,445	558,857	17.5%

Non-GAAP Financial Measures:
Net income attributable to the Shareholders	475,445	558,857	17.5%
Add: share-based compensation	109,030	66,881	(38.7)%
Add: non-cash settlement expense reversal	(12,454)	(956)	(92.3)%
Less: Tax effect of adjustments	21,836	12,862	(41.1)%
Adjusted net income attributable to the Shareholders (non-GAAP)	550,185	611,920	11.2%

Adjusted net income attributable to the Shareholders is a non-GAAP financial measure that excludes the income statement effects of all forms of share-based compensation expenses, non-cash settlement expense reversal and net of relevant tax impact. A reconciliation of adjusted net income attributable to the Shareholders from net income attributable to the Shareholders, the most directly comparable GAAP measure, can be obtained by subtracting expenses for share-based compensations and non-cash settlements. All tax expense impact of such adjustments would also be considered. The Company believes that the non-GAAP financial measures help identify underlying trends in its business and enhance the overall understanding of the Company’s past performance and future prospects.

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The non-GAAP financial measures disclosed by the Company should not be considered a substitute for financial measures prepared in accordance with U.S. GAAP. The financial results reported in accordance with U.S. GAAP and reconciliation of U.S. GAAP to non-GAAP results should be carefully evaluated. The non-GAAP financial measures used by the Company may be prepared differently from and, therefore, may not be comparable to similarly titled measures used by other companies.

When evaluating the Company’s operating performance in the Reporting Period, management reviewed non-GAAP net income results reflecting adjustments to exclude the impact of share-based compensation, non-cash settlement expense reversal and net of relevant tax impact. As such, the Company’s management believes that the presentation of the non-GAAP adjusted net income attributable to the Shareholders provides important supplemental information to investors regarding financial and business trends relating to its results of operations in a manner consistent with that used by management. Pursuant to U.S. GAAP, the Company recognized significant amounts of expenses for all forms of share-based compensation and non-cash settlement expense reversal (net of tax impact). To make its financial results comparable period by period, the Company utilizes non-GAAP adjusted net income attributable to the Shareholders to better understand its historical business operations. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

BUSINESS REVIEW AND OUTLOOK

Business Review for the Reporting Period

While 2025 continued to bring challenges, it presented an opportunity for our Company to demonstrate our resilience through cost management and acceleration in our global expansion.

Domestic Business Performance and Strategy

Domestically, our business continued to be impacted by a complex macroeconomic environment in China, with varied sectoral performance and continued structural adjustments. Our revenue contracted modestly during the Reporting Period compared to 2024, despite a significant decrease from distribution of insurance products due to intensified market competition we faced as we continue to invest in building our commission-only broker team; the impact was partially offset by an increase of 15.5% in contribution from public securities products. While contributions from private equity products declined by 10.4%, the business performed better than our expectation, supported by the fact that some of the funds gradually extended their terms.

Operating within China’s evolving economic landscape, we maintained disciplined execution of our domestic strategy despite persistent headwinds. Ongoing challenges in the property sector and cautious consumer sentiment created a complex environment for wealth management services. However, we view this period of consolidation as an opportunity to consolidate and reinforce our operational foundation for future growth. Our domestic operations benefited from the cost optimization initiatives implemented in late 2024, resulting in a 6.8% year-over-year reduction in operating expenses. Going forward, we remain focused on cost control, innovative client acquisition strategies, and operational restructuring to improve efficiency.

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Looking ahead, we believe the growing sophistication of global Chinese investors and their increasing demand for diversified investment solutions align well with our evolving product suite. We continue to invest in talent development and technology infrastructure to ensure readiness to capture emerging opportunities. As domestic capital market conditions continue improving, we expect our strong brand recognition and operational discipline to position us for sustainable growth over the long term.

Details of the development of our domestic business structured around three core segments during the Reporting Period are as follows:

Domestic public securities

Domestic public securities, operating under the Noah Upright brand, is the business that distributes mutual funds and private secondary products. During the Reporting Period, this segment concentrated on developing an “online-first, offline-supported” business model, with the goal of facilitating global asset allocation through RMB-denominated products. Following policy incentives introduced in September 2024, the A-share and Hong Kong markets continued showing strong performance, driving a year-over-year increase of 42.9% in transaction value contributed by the segment, primarily driven by a 107.2% increase in fundraising for our RMB-denominated private secondary products during 2025. Looking ahead, we believe sustained capital market activity and continued policy support will create new opportunities for client acquisition, enabling us to further expand our market share.

Domestic asset management

Domestic asset management, operating under the Gopher Asset Management brand, is the business that manages RMB-denominated private equity funds and private secondary products. The focus remains on managing primary market exits and cross-border ETF products in the secondary market. Due to the absence of new fundraising for RMB-denominated private equity funds in 2025, the gradual expiration of legacy products is expected to reduce the management fee base. In response, we are accelerating the expansion of our overseas investment product offerings and growing our secondary market. These efforts aim to offset – and ultimately exceed – the impact of the declining management fee base from maturing onshore products.

Domestic insurance

Domestic insurance, operating under the Glory brand, is the business that distributes insurance products, consisting mainly of life and health insurance products. In 2025, revenue from this segment was impacted by adjustments to our sales team structure and a strategic shift in product focus. While the transition to a new model will require time to be reflected in our financial results, we believe this restructuring positions the business for long-term, stable growth. Looking ahead, we will prioritize the recruitment of commission-only brokers to drive the delivery of comprehensive family succession planning services, further strengthening this segment’s future potential.

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Overseas Business Expansion and Vision

At the end of 2024, we executed a clear strategic vision to expand our global presence, and in 2025, we achieved considerable progress. Overseas revenue accounted for 49.0% of total net revenue in 2025, representing a year-over-year increase. This was primarily driven by contributions from our exclusive alternative investment products, which rose 26.1% compared to last year. To meet the evolving needs of a growing global client base, we continue offering a comprehensive suite of products denominated in both RMB and USD. Our competitive edge is anchored in an extensive network of esteemed product and investment partners worldwide, enabling us to continuously enhance our portfolio of high-quality, exclusive alternative investment solutions. Building on this strong foundation, the Group will strategically venture into frontier non-traditional asset ecosystems to capture new growth opportunities and further diversify our value proposition. Through strategic expansion in key markets such as Singapore, Japan, and Hong Kong, we have transformed ARK into a truly global wealth management platform. We intend to ride on this momentum by pursuing quality opportunities in new markets, including the U.S. and Canada, while continuing to develop more innovative products in both RMB and USD, and deepening local expertise in the jurisdictions we operate. Our overseas operations are structured into three core segments:

Overseas wealth management

Overseas wealth management, operating under the ARK Wealth Management brand, is the business that provides offline and online wealth management services.

As of December 31, 2025, our overseas registered clients exceeded 19,993, representing a 13.2% year-over-year increase. The number of active clients surpassed 6,231, representing a 12.4% year-over-year increase. Our overseas AUA, including distributed products, reached US$9.5 billion, reflecting an 8.6% increase compared to last year. Looking ahead, we will continue to deepen our coverage in these key markets while expanding our client base through both existing relationships and new client acquisition. To cater to the diverse needs and preferences of our clientele, we will design and introduce tailored suites of investment products aligned with a range of thematic strategies.

Overseas asset management

Overseas asset management, operating under the Olive Asset Management brand, is the business that manages USD-denominated private equity funds and private secondary products. Over the past years, we have significantly enhanced the competitiveness of our overseas primary market product shelf through the establishment of a dedicated U.S. product center. This allows us to offer private equity products that are on par with those provided by leading global private banks. On the secondary market side, we have expanded partnerships with top-tier global managers and diversified our offerings in structured products and hedge funds.

In 2025, fundraising for hedge funds and structured products reached US$957.4 million, representing a significantly 305.6% year-over-year increase. We raised US$680.6 million in USD-denominated private equity and private credit funds, representing a 2.7% year-over-year increase. As of December 31, 2025, our actively managed overseas AUM in USD terms reached US$6.1 billion, representing an increase of 3.9% compared to US$5.8 billion in last year. Moving forward, we will continue to strengthen our global alternative investment capabilities to meet the evolving needs of our clients.

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Overseas insurance and comprehensive services

Overseas insurance and comprehensive services, operating under the Glory Family Heritage brand, is the business that provides comprehensive overseas services such as insurance, trust services and other services. In recent years, competition in the overseas insurance market – particularly in Hong Kong – has intensified, resulting in a decline in revenue from this segment in 2025. In response, we are actively exploring new business models and expanding our insurance offerings beyond Hong Kong to other international markets. We are also investing in the recruitment of licensed, commission-only brokers to enhance our client acquisition efforts. In 2025, Glory Family Heritage has establish a talented team of self-employed, commission-based brokers to catalyze the next phase of client growth for this segment.

Wealth Management Business

During the Reporting Period, we generated total revenue of RMB1,715.6 million from our wealth management business, representing a 5.1% decrease from RMB1,808.4 million in the year ended December 31, 2024, primarily consisting of (i) an 8.8% decrease in total revenue generated from one-time commissions from RMB634.4 million for the year ended December 31, 2024 to RMB578.3 million for the year ended December 31, 2025, primarily due to reduced distribution of insurance products; (ii) a 7.0% decrease in total revenue generated from recurring service fees from RMB983.5 million for the year ended December 31, 2024 to RMB914.2 million for the year ended December 31, 2025, primarily due to a decrease in AUM associated with a decrease in existing private equity products in mainland China; and (iii) a 137.6% increase in total revenue generated from performance-based income from RMB48.9 million for the year ended December 31, 2024 to RMB116.2 million for the year ended December 31, 2025, primarily due to an increase in performance-based income generated from domestic private secondary products and overseas private market products; and (iv) a 24.5% decrease in total revenue generated from other service fees from RMB141.6 million for the year ended December 31, 2024 to RMB106.9 million for the year ended December 31, 2025, primarily due to a reduction in value-added services provided to our clients. In 2025, we achieved an aggregate transaction value of RMB67.0 billion for the various types of investment products that we distributed, representing a 5.0% increase from 2024. The growth was mainly driven by a substantial 107.2% rise in the distribution of domestic private secondary products, which was partially offset by a decrease in the distribution of mutual fund products.

Asset Management Business

During the Reporting Period, we generated total revenue of RMB859.7 million from our asset management business, representing a 11.9% increase compared to the year ended December 31, 2024, mainly due to (i) a 5.6% increase in recurring service fees in the year ended December 31, 2025 compared to 2024; and (ii) a 49.9% increase in performance-based income in the year ended December 31, 2025 compared to 2024, resulting from an increase in income generated from overseas private equity products. Our AUM decreased by 6.5% from RMB151.5 billion as of December 31, 2024 to RMB141.7 billion as of December 31, 2025, among which our overseas AUM in RMB terms fell by 0.5% from RMB42.6 billion as of December 31, 2024 to RMB42.4 billion as of December 31, 2025, solely due to foreign exchange translation effects rather than any contraction in underlying business.

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As of December 31, 2025, we maintained a sound capital structure with total assets of RMB11.7 billion and no interest-bearing liabilities. Throughout the Reporting Period, we remained committed to full compliance with all relevant laws and regulations that had a material impact on our business, such as the SFO, the Insurance Ordinance (Chapter 41 of the Laws of Hong Kong), and the Trustee Ordinance (Chapter 29 of the Laws of Hong Kong), among others.

Business Outlook

We believe the strategic and operational adjustments implemented throughout 2025 have laid a resilient foundation for our next phase of scalable growth. The successful establishment of our global headquarters in Singapore and the robust expansion of our overseas operations validate our strategic trajectory and position us favorably to navigate evolving macroeconomic dynamics. Looking ahead, we remain firmly focused on three key areas:

First, we will continue expanding our client base. Domestically, we intend to capitalize on industry consolidation and improving market conditions to capture market share among HNW individuals seeking trusted wealth management partners. Overseas, we continue seeing significant untapped potential among global Chinese HNW investors, who remain underserved by local financial institutions in their respective domiciles. Building on our momentum in Asia, we are actively exploring market entry and expansion opportunities in new markets, including the U.S. Concurrently, we will continue investing in the recruitment and development of our commission-only broker network to drive the strategic turnaround of our insurance business.

Second, we are committed to enhancing our global product suite and investment capabilities to serve an increasingly diverse clientele. Guided by our “Global Network, Local Depth” approach, we will leverage our multi-jurisdictional presence to source premium, globally diversified investment opportunities while deepening our local market expertise. As our client base expands, we plan to further diversify our RMB- and USD-denominated offerings and optimize our global asset-allocation frameworks to deliver competitive portfolios. In the primary market, we will expand our distinctive ecosystem of top-tier product and investment partners to craft bespoke strategies and secure exclusive opportunities. In the secondary market, we will harness our global research and investment expertise to identify leading strategies from top-tier fund managers, thereby strengthening our capacity to deliver robust and adaptive asset-allocation solutions.

Third, maintaining operational excellence and structural efficiency remains paramount as we pursue sustainable growth. The disciplined cost-optimization initiatives and the integration of AI-driven advisory workflows executed in 2025 have played an instrumental role in navigating the current economic landscape. We believe these structural improvements provide a robust foundation for sustainable margin expansion as revenue rebounds and growth accelerates.

Looking ahead, supported by our strengthened operational foundation, clear strategic vision, robust balance sheet, and healthy cash reserves, we remain highly confident in our ability to navigate market shifts, deliver sustainable growth, and create long-term value for our clients and Shareholders.

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MANAGEMENT DISCUSSION AND ANALYSIS

Revenues

Historically, our revenues are derived from three business segments: wealth management, asset management and other services. Following a comprehensive evaluation of the nature of the Company’s evolving business operations and recent organizational adjustments, management have determined that a new segmentation approach will provide a clearer understanding of the financial performance and strategic progress of each business segment. As a result, since the fourth quarter of 2024, the Company has begun to disclose the Company’s revenues and operation costs and expenses for the Reporting Period for each six domestic and overseas business segments as well as headquarters. This refined segmentation approach is designed to enhance resource allocation, provide investors with clearer insights into the Company’s financial performance across its diverse business segments, and ensure alignment with the Company’s long-term strategic objectives.

The details of the revenue of the Group under the six domestic and overseas business segments as well as the headquarters are as follows:

	For the Year Ended
	December 31,
	2024	2025	Change
	(RMB in thousands)		(%)
Revenues
Domestic public securities(1)
One-time commissions	31,977	59,834	87.1%
Recurring service fees	422,433	393,053	(7.0)%
Performance-based income	39,359	117,390	198.3%
Total revenue for domestic public securities	493,769	570,277	15.5%

Domestic asset management(2)
One-time commissions	1,354	1,431	5.7%
Recurring service fees	745,287	684,577	(8.1)%
Performance-based income	26,567	7,135	(73.1)%
Total revenue for domestic asset management	773,208	693,143	(10.4)%

Domestic insurance(3)
One-time commissions	43,204	18,772	(56.6)%
Total revenue for domestic insurance	43,204	18,772	(56.6)%

Overseas wealth management(4)
One-time commissions	441,488	320,511	(27.4)%
Recurring service fees	143,363	161,247	12.5%
Other service fees	89,846	65,782	(26.8)%
Total revenue for overseas wealth management	674,697	547,540	(18.8)%

Overseas asset management(5)
One-time commissions	17,164	30,388	77.0%
Recurring service fees	334,536	376,227	12.5%
Performance-based income	86,813	147,320	69.7%
Total revenue for overseas asset management	438,513	553,935	26.3%

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	For the Year Ended
	December 31,
	2024	2025	Change
	(RMB in thousands)		(%)
Overseas insurance and comprehensive services(6)
One-time commissions	100,359	150,603	50.1%
Other service fees	38,507	28,191	(26.8)%
Total revenue for overseas insurance and comprehensive services	138,866	178,794	28.8%

Headquarters(7)
Recurring service fees	1,322	–	(100.0)%
Other service fees	57,755	67,326	16.6%
Total revenue for headquarters	59,077	67,326	14.0%
Total revenues	2,621,334	2,629,787	0.3%

Notes:

(1)	Operates under the Noah Upright brand.

(2)	Operates under the Gopher Asset Management brand.

(3)	Operates under the Glory brand.

(4)	Operates under the ARK Wealth Management brand.

(5)	Operates under the Olive Asset Management brand.

(6)	Operates under the Glory Family Heritage brand.

(7)	Headquarters reflects revenue generated from corporate operations at the Company’s headquarters in Shanghai as well as administrative costs and expenses that were not directly allocated to the aforementioned six business segments.

Domestic public securities

Domestic public securities is the business that distributes mutual funds and private secondary products. Our total revenue increased by 15.5% from RMB493.8 million for the year ended December 31, 2024 to RMB570.3 million for the year ended December 31, 2025. The change was primarily due to an increase in one-time commissions generated from distribution of private secondary products and an increase in performance-based income from private secondary products.

Domestic asset management

Domestic asset management is the business that manages RMB-denominated private equity funds and private secondary products. Our total revenue decreased by 10.4% from RMB773.2 million for the year ended December 31, 2024 to RMB693.1 million for the year ended December 31, 2025. The change was primarily due to a decrease in private equity products AUM in mainland China.

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Domestic insurance

Domestic insurance is the business that distributes insurance products, consisting mainly of life and health insurance products. Our total revenue decreased by 56.6% from RMB43.2 million for the year ended December 31, 2024 to RMB18.8 million for the year ended December 31, 2025. The change was primarily due to a decrease in distribution of domestic insurance products.

Overseas wealth management

Overseas wealth management is the business that provides offline and online wealth management services. Our total revenue decreased by 18.8% from RMB674.7 million for the year ended December 31, 2024 to RMB547.5 million for the year ended December 31, 2025. The change was primarily due to a decrease in one-time commissions from distribution of our products.

Overseas asset management

Overseas asset management is the business that manages USD-denominated private equity funds and private secondary products. Our total revenue increased by 26.3% from RMB438.5 million for the year ended December 31, 2024 to RMB553.9 million for the year ended December 31, 2025. The change was primarily due to an increase in recurring service fees and performance-based income generated from overseas investment products managed by Olive Asset Management.

Overseas insurance and comprehensive services

Overseas insurance and comprehensive services is the business that provides comprehensive overseas services such as insurance, trust services and other services. Our total revenue increased by 28.8% from RMB138.9 million for the year ended December 31, 2024 to RMB178.8 million for the year ended December 31, 2025. The change was primarily due to an increase in commissions gained from distribution of overseas insurance products by commission-only brokers.

Headquarters

Headquarters reflects revenue generated from corporate operations at the Company’s headquarters in Shanghai as well as administrative costs and expenses that were not directly allocated to the aforementioned six business segments. Our total revenue increased by 14.0% from RMB59.1 million for the year ended December 31, 2024 to RMB67.3 million for the year ended December 31, 2025. The change was primarily due to more value-added services that we offered to our HNW clients.

While the Company has adopted a refined segmentation approach since the fourth quarter of 2024 to better reflect its evolving business operations and support future strategic development, for comparison and analytical purposes, the Company continues to present its financial performance under the traditional segmentation structure. This transitional presentation facilitates a consistent comparison of revenue generated under the traditional segments for the years ended December 31, 2024 and 2025, providing investors with a comprehensive understanding of the Company’s operational and financial trends during the Reporting Period.

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The details of the revenue of the Group under the traditional three business segments are as follows:

	For the Year Ended
	December 31,
	2024	2025	Change
	(RMB in thousands)		(%)
Revenues
Wealth management business:
One-time commissions	634,368	578,284	(8.8)%
Recurring service fees	983,503	914,209	(7.0)%
Performance-based income	48,930	116,247	137.6%
Other service fees	141,631	106,870	(24.5)%
Total revenue for wealth management business	1,808,432	1,715,610	(5.1)%

Asset management business:
One-time commissions	1,178	3,255	176.3%
Recurring service fees	663,438	700,895	5.6%
Performance-based income	103,809	155,598	49.9%
Total revenue for asset management business	768,425	859,748	11.9%

Other businesses:
Other service fees	44,477	54,429	22.4%
Total revenue for other businesses	44,477	54,429	22.4%
Total revenues	2,621,334	2,629,787	0.3%

Our total revenue increased by 0.3% from RMB2,621.3 million for the year ended December 31, 2024 to RMB2,629.8 million for the year ended December 31, 2025. The increase in total revenues was primarily due to an increase in performance-based income from overseas private equity products, partially offset by a decrease in one-time commission from overseas insurance products.

Wealth Management Business

For the wealth management business, our total revenue decreased by 5.1% from RMB1,808.4 million in 2024 to RMB1,715.6 million in 2025. Our transaction value remained stable at RMB67.0 billion for the year ended December 31, 2025 compared to RMB63.9 billion for the year ended December 31, 2024.

•	Total revenue from one-time commissions decreased by 8.8% from RMB634.4 million for the year ended December 31, 2024 to RMB578.3 million for the year ended December 31, 2025, primarily due to a decrease in distribution of insurance products.

•	Total revenue from recurring service fees decreased by 7.0% from RMB983.5 million for the year ended December 31, 2024 to RMB914.2 million for the year ended December 31, 2025, primarily due to a decrease in recurring service fees generated from domestic private equity products.

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•	Total revenue from performance-based income increased by 137.6% from RMB48.9 million for the year ended December 31, 2024 to RMB116.2 million for the year ended December 31, 2025, primarily due to an increase in performance-based income from private secondary products.

•	Total revenue from other service fees decreased by 24.5% from RMB141.6 million for the year ended December 31, 2024 to RMB106.9 million for the year ended December 31, 2025, primarily due to a reduction in value-added services that we offered to our HNW clients.

Asset Management Business

For the asset management business, our total revenue increased by 11.9% from RMB768.4 million for the year ended December 31, 2024 to RMB859.7 million for the year ended December 31, 2025. Our AUM decreased by 6.5%, from RMB151.5 billion as of December 31, 2024 to RMB141.7 billion as of December 31, 2025.

•	Total revenue from one-time commissions increased by 176.3% from RMB1.2 million for the year ended December 31, 2024 to RMB3.3 million for the year ended December 31, 2025, mainly due to an increase in distribution of private secondary products domestically.

•	Total revenue from recurring service fees increased by 5.6% from RMB663.4 million for the year ended December 31, 2024 to RMB700.9 million for the year ended December 31, 2025, mainly due to an increase in recurring service fees generated from overseas investment products.

•	Total revenue from performance-based income increased by 49.9% from RMB103.8 million for the year ended December 31, 2024 to RMB155.6 million for the year ended December 31, 2025, primarily due to an increase in performance-based income from overseas private equity products.

Other Businesses

For other businesses, our total revenue was RMB54.4 million for the year ended December 31, 2025, representing a 22.4% increase from RMB44.5 million for the year ended December 31, 2024, primarily driven by an increase in revenue from lease services.

Operating Costs and Expenses

Our financial condition and operating results are directly affected by our operating cost and expenses, primarily consisting of (i) compensation and benefits, including salaries and commissions for our relationship managers, share-based compensation expenses, performance-based bonuses, and other employee salaries and bonuses, (ii) selling expenses, (iii) general and administrative expenses, (iv) provision for credit losses, and (v) other operating expenses, which are partially offset by the receipt of government subsidies. Our operating costs and expenses are primarily affected by several factors, including the number of our employees, rental expenses and certain non-cash charges.

In line with the presentation of revenues under the refined segmentation approach, our operating costs and expenses are also presented under this structure to offer a comprehensive view of the cost and expense profile of each business segment.

13

	For the Year Ended
	December 31,
	2024	2025	Change
	(Unaudited)	(Unaudited)
	(RMB in thousands)		(%)
Domestic public securities	169,771	139,112	(18.1)%
Domestic asset management	197,995	126,203	(36.3)%
Domestic insurance	124,449	53,105	(57.3)%
Overseas wealth management	569,243	404,875	(28.9)%
Overseas asset management	84,914	144,717	70.4%
Overseas insurance and comprehensive services	93,399	124,851	33.7%
Headquarters	727,322	840,713	15.6%
Total operating costs and expenses	1,967,093	1,833,576	(6.8)%

Domestic public securities

For the domestic public securities, our operating costs and expenses decreased by 18.1% from RMB169.8 million for the year ended December 31, 2024 to RMB139.1 million for the year ended December 31, 2025. The change was primarily attributable to our cost-control measures on employee compensation implemented in 2025.

Domestic asset management

For the domestic asset management, our operating costs and expenses decreased by 36.3% from RMB198.0 million for the year ended December 31, 2024 to RMB126.2 million for the year ended December 31, 2025. The change was primarily attributable to our cost-control measures on employee compensation implemented in 2025 and a decrease in one-off expenses Gopher paid to one of its funds as general partner.

Domestic insurance

For the domestic insurance, our operating costs and expenses decreased by 57.3% from RMB124.4 million for the year ended December 31, 2024 to RMB53.1 million for the year ended December 31, 2025. The change was consistent with the decline in revenue from domestic insurance business.

Overseas wealth management

For the overseas wealth management, our operating costs and expenses decreased by 28.9% from RMB569.2 million for the year ended December 31, 2024 to RMB404.9 million for the year ended December 31, 2025. The change was primarily attributable to our cost-control measures on employee compensation implemented in 2025, as well as a corresponding decrease in relationship manager commissions resulting from a reduction in one-time commissions.

14

Overseas asset management

For the overseas asset management, our operating costs and expenses increased by 70.4% from RMB84.9 million for the year ended December 31, 2024 to RMB144.7 million for the year ended December 31, 2025. The change is consistent with the growth in revenues from overseas investment products managed by Olive Asset Management.

Overseas insurance and comprehensive services

For the overseas insurance and comprehensive services, our operating costs and expenses increased by 33.7% from RMB93.4 million for the year ended December 31, 2024 to RMB124.9 million for the year ended December 31, 2025. The change was primarily due to higher costs incurred by commission-only brokers in relation to overseas insurance business.

Headquarters

For the headquarters, our operating costs and expenses increased by 15.6% from RMB727.3 million for the year ended December 31, 2024 to RMB840.7 million for the year ended December 31, 2025. The change was primarily due to an increase in provision for credit losses related to the suspended lending business.

For consistency and to provide a meaningful comparison, we also present operating costs and expenses under the traditional segmentation structure for the years ended December 31, 2024 and 2025, facilitating investors’ comprehensive understanding of the Company’s operational and financial trends in terms of costs and expenses during the Reporting Period.

	For the Year Ended
	December 31,
	2024	2025	Change
	(RMB in thousands)		(%)
Wealth management	1,456,661	1,338,769	(8.1)%
Asset management	379,474	342,155	(9.8)%
Other businesses	130,958	152,652	16.6%
Total operating costs and expenses	1,967,093	1,833,576	(6.8)%

Our operating costs and expenses decreased by 6.8% from RMB1,967.1 million for the year ended December 31, 2024 to RMB1,833.6 million for the year ended December 31, 2025, which was primarily due to our cost control strategy on employee compensation and a decrease in one-off expense Gopher paid to one of its funds as general partner.

Wealth Management Business

For the wealth management business, our operating costs and expenses decreased by 8.1% from RMB1,456.7 million for the year ended December 31, 2024 to RMB1,338.8 million for the year ended December 31, 2025, primarily due to a decrease in the provision for losses related to long-term receivables and our cost control strategy on employee compensation.

15

Asset Management Business

For the asset management business, our operating costs and expenses decreased by 9.8% from RMB379.5 million for the year ended December 31, 2024 to RMB342.2 million for the year ended December 31, 2025, primarily due to a decrease in one-off expenses Gopher paid to one of its funds as general partner.

Other Businesses

For other businesses, our operating costs and expenses for the year ended December 31, 2025 were RMB152.7 million, representing a 16.6% increase from RMB131.0 million for the year ended December 31, 2024, primarily due to an increase in provision for credit losses related to the suspended lending business.

Compensation and Benefits

Compensation and benefits mainly include salaries and commissions for our relationship managers, salaries and bonuses for investment professionals and other employees, share-based compensation expenses for our employees and Directors, and bonuses related to performance-based income. Our total compensation and benefits decreased by 9.8% from RMB1,349.5 million for the year ended December 31, 2024 to RMB1,216.6 million for the year ended December 31, 2025, primarily due to our cost control strategy on employee compensation.

For the wealth management business, our compensation and benefits decreased by 9.1% from RMB1,065.2 million in 2024 to RMB967.9 million in 2025. During the Reporting Period, our relationship manager compensation decreased by 7.6% compared to 2024, aligning with the decrease in one-time commissions. Our other compensation decreased by 10.7% compared to the year ended December 31, 2024, primarily due to our cost control strategy on employee compensation.

For the asset management business, our compensation and benefits decreased by 9.0% from RMB245.0 million for the year ended December 31, 2024 to RMB222.9 million for the year ended December 31, 2025, primarily due to our cost control strategy on employee compensation.

Selling Expenses

Our selling expenses primarily include (i) expenses associated with the operations of service centers, such as rental expenses, and (ii) expenses for online and offline marketing activities. Our selling expenses decreased by 9.7% from RMB269.0 million for the year ended December 31, 2024 to RMB242.8 million for the year ended December 31, 2025, primarily due to lower rental and related expenses incurred.

For the wealth management business, our selling expenses decreased by 11.4% from RMB195.8 million in 2024 to RMB173.4 million in 2025, primarily due to lower traveling expenses incurred.

For the asset management business, our selling expenses during the Reporting Period were RMB48.0 million, which was effectively flat compared to RMB46.8 million in 2024.

16

General and Administrative Expenses

Our general and administrative expenses primarily include rental and related expenses of our leased office spaces and professional service fees. The main items include rental expenses for our Group and regional headquarters and offices, depreciation expenses, audit expenses and consulting expenses, among others. Our general and administrative expenses increased by 3.0% from RMB296.8 million for the year ended December 31, 2024 to RMB305.6 million for the year ended December 31, 2025, primarily due to higher legal expenses incurred in 2025.

For the wealth management business, our general and administrative expenses increased by 6.9% from RMB184.7 million for the year ended December 31, 2024 to RMB197.4 million for the year ended December 31, 2025, primarily due to higher legal expenses incurred in 2025.

For the asset management business, our general and administrative expenses during the Reporting Period were RMB71.7 million, which was effectively flat compared to RMB70.8 million in 2024.

Provision for or Reversal of Credit Losses

Provision for credit losses represents net changes of the allowance for loan losses as well as other financial assets. We recorded provision for credit losses amounting to RMB52.2 million during the Reporting Period, while recorded provision for credit losses of RMB23.9 million for the year ended December 31, 2024, primarily due to an increase in provision for credit losses related to the suspended lending business.

For the wealth management business, our reversal of credit losses for the year ended December 31, 2025 was RMB0.2 million compared to the provision for credit losses of RMB22.2 million for the year ended December 31, 2024, primarily due to a decrease in the provision for losses related to long-term receivables.

For the asset management business, our provision for credit losses for the year ended December 31, 2025 was RMB9.0 million, while we recorded provision for credit losses of RMB3.7 million for the year ended December 31, 2024. The change was primarily attributable to a decrease in expected collection of our accounts receivables.

For other businesses, our provision for credit losses for the year ended December 31, 2025 was RMB43.4 million, while reversal of credit losses was RMB2.0 million for the year ended December 31, 2024. The change was mainly related to an increase in provision for credit losses related to the suspended lending business.

Other Operating Expenses

Our other operating expenses mainly include various expenses incurred directly in relation to our other service fees. Our other operating expenses decreased by 32.5% from RMB93.2 million in 2024 to RMB62.9 million in 2025, primarily due to a decrease in one-off expenses Gopher paid to one of its funds as general partner during the Reporting Period.

For the wealth management business, our other operating expenses decreased by 16.4% from RMB43.1 million for the year ended December 31, 2024 to RMB36.1 million for the year ended December 31, 2025, primarily driven by lower other operating expenses relating to trust business.

17

For the asset management business, our other operating expenses for the year ended December 31, 2025 was RMB0.2 million, while other operating expenses for the year ended December 31, 2024 were RMB23.9 million. The change was primarily due to a decrease in one-off expenses Gopher paid to one of its funds as general partner during the Reporting Period.

For other businesses, our other operating expenses during the Reporting Period were RMB26.6 million, which was effectively flat compared to RMB26.2 million in 2024.

Government Subsidies

Our government subsidies are cash subsidies received in the PRC from local governments as incentives for investing and operating in certain local districts. Such subsidies are used by us for general corporate purposes and are reflected as an offset to our operating costs and expenses. Our government subsidies decreased by 28.8% from RMB65.2 million in 2024 to RMB46.5 million in 2025, primarily due to a decrease in government subsidies received from local governments.

For the wealth management business, our government subsidies decreased by 34.3% from RMB54.3 million for the year ended December 31, 2024 to RMB35.7 million for the year ended December 31, 2025, primarily due to a decrease in government subsidies received from local governments during the Reporting Period.

For the asset management business, our government subsidies decreased by 9.8% from RMB10.8 million for the year ended December 31, 2024 to RMB9.7 million for the year ended December 31, 2025, primarily due to a decrease in government subsidies received from local governments during the Reporting Period.

Income from Operations

As a result of the foregoing, our income from operations increased by 22.5% from RMB633.9 million in 2024 to RMB776.7 million in 2025. The increase in income from operations was primarily due to our cost control strategy on employee compensation which led to a 9.8% decrease in employee compensation as well as a decrease in one-off expenses Gopher paid to one of its funds as general partner.

Other Income

Our total other income decreased by 65.9% from RMB233.7 million for the year ended December 31, 2024 to RMB79.8 million for the year ended December 31, 2025. The decrease in other income was primarily attributable to an increase in contingent litigation expenses related to the Camsing Incident, as well as higher exchange losses arising from foreign exchange fluctuations.

Loss from Equity in Affiliates

Our loss from equity in affiliates was RMB1.4 million for the Reporting Period, compared with loss from equity in affiliates of RMB112.0 million for the year ended December 31, 2024. The decrease in losses from equity in affiliates was primarily due to an increase in the fair value of the funds that Gopher managed.

Net Income

As a result of the foregoing, our net income increased by 14.4% from RMB487.0 million for the year ended December 31, 2024 to RMB557.2 million for the year ended December 31, 2025.

18

Liquidity and Capital Resources

We finance our operations primarily through cash generated from our operating activities. Our principal use of cash for the Reporting Period was for operating, investing and financing activities. As of December 31, 2025, we had RMB4,360.9 million in cash and cash equivalents, consisting of cash on hand, demand deposits, fixed term deposits and money market funds which are unrestricted as to withdrawal and use. As of December 31, 2025, our cash and cash equivalents of RMB12.9 million were held by the consolidated funds, which although not legally restricted, are not available to our general liquidity needs as the use of such funds is generally limited to the investment activities of the consolidated funds. We believe that our current cash and anticipated cash flow from operations will be sufficient to meet our anticipated cash needs, including our cash needs for at least the next 12 months. We may, however, need additional capital in the future to address unforeseen business conditions or other developments, including any potential investments or acquisitions we may pursue.

Significant Investments

The Company did not make or hold any significant investments during the year ended December 31, 2025.

Material Acquisitions and Disposals

During the Reporting Period, the Company did not conduct any material acquisitions or disposals of subsidiaries and affiliated companies.

Pledge of Assets

As of December 31, 2025, we did not pledge any assets (as of December 31, 2024: nil).

Future Plans for Material Investments or Capital Asset

As of December 31, 2025, the Group did not have detailed future plans for material investments or capital assets.

Gearing Ratio

As of December 31, 2025, the Company’s gearing ratio (i.e., total liabilities divided by total assets, in percentage) was 15.0% (as of December 31, 2024: 15.0%).

Accounts Receivables

Accounts receivable represents amounts invoiced or we have the right to invoice. As we are entitled to unconditional right to consideration in exchange for services transferred to customers, we therefore do not recognize any contract asset. As of December 31, 2025, 90.5% of the balance of our accounts receivable was within one year (as of December 31, 2024: 89.9%).

Accounts Payable

As of December 31, 2025, the Group had no trade payables (as of December 31, 2024: nil).

19

Foreign Exchange Exposure

We earn the majority of our revenues and incur the majority of our expenses in Renminbi, and the majority of our sales contracts are denominated in Renminbi and majority of our costs and expenses are denominated in Renminbi, while a portion of our financial assets are denominated in U.S. dollars. Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations, and we have not used any forward contracts or currency borrowings to hedge our exposure to foreign currency risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency. As a result, any significant revaluation of the Renminbi or the U.S. dollar may adversely affect our cash flows, earnings and financial position, and the value of, and any dividends payable on, our Shares and/or ADSs. For example, an appreciation of the Renminbi against the U.S. dollar would make any new RMB-denominated investments or expenditures more costly to us, to the extent that we need to convert U.S. dollars into Renminbi for such purposes. An appreciation of the Renminbi against the U.S. dollar would also result in foreign currency translation losses for financial reporting purposes when we translate our U.S. dollar-denominated financial assets into Renminbi, our reporting currency. Conversely, if we decide to convert Renminbi into U.S. dollars for the purpose of making payments for dividends on our Shares or ADSs, for payment of interest expenses, for strategic acquisitions or investments, or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on us.

Contingent Liabilities

As of December 31, 2025, we had contingent liabilities of RMB505.5 million in relation to the unsettled Camsing Incident (as of December 31, 2024: RMB476.1 million). For further details, please refer to Note 8 to the unaudited condensed consolidated financial statements in this announcement.

Save as disclosed above and in “Material Litigation” in the section headed “Other Information” in this announcement, no material contingent liabilities, guarantees or any litigation against us, in the opinion of our Directors, are likely to have a material and adverse effect on our business, financial condition or results of operations as of December 31, 2025.

Capital Expenditures and Capital Commitment

Our capital expenditures primarily consist of purchases of property and equipment, and renovation and upgrade of our newly purchased office premises. Our capital expenditures were RMB134.1 million for the year ended December 31, 2025 (for the year ended December 31, 2024: RMB82.2 million). Such an increase was primarily driven by our renovation and upgrade of our headquarters in Hong Kong. As of December 31, 2025, we did not have any commitment for capital expenditures or other cash requirements outside of our ordinary course of business (as of December 31, 2024: nil).

Loans and Borrowings

The Group had no outstanding loans, overdrafts or borrowings from banks or any other financial institutions as of December 31, 2025 (as of December 31, 2024: nil).

20

Employees and Remuneration

As of December 31, 2025, the Company had a total of 1,778 employees. The following table sets out the breakdown of our full-time employees by function as of December 31, 2025:

	Number of
Function	Employees	% of Total
PRC
Domestic public securities	292	16.4
Domestic asset management	189	10.6
Domestic insurance	22	1.2

Overseas
Overseas wealth management	146	8.2
Overseas asset management	106	6.0
Overseas insurance and comprehensive services	113	6.4

Headquarter
Business development	495	27.9
Middle and back office support	415	23.3
Total	1,778	100.0

We believe we offer our employees competitive compensation packages and a dynamic work environment that encourages initiative and is based on merit. As a result, we have generally been able to attract and retain qualified personnel and maintain a stable core management team.

The remuneration package of our employees includes salaries and commissions for our relationship managers, salaries and bonuses for investment professionals and other employees, share-based compensation expenses for our employees and Directors, and bonuses related to performance-based income.

As required by regulations in China, we participate in various employee social security plans that are organized by municipal and provincial governments, including endowment insurance, unemployment insurance, maternity insurance, employment injury insurance, medical insurance and housing provident fund. We enter into standard labor, confidentiality and non-compete agreements with our employees. The non-compete restricted period typically expires two years after the termination of employment, and we agree to compensate the employee with a certain percentage of his or her pre-departure salary during the restricted period.

We believe that we maintain a good working relationship with our employees, and we have not experienced any significant labor disputes during the Reporting Period.

We have been continuously investing in training and education programs for employees. We provide formal and comprehensive company-level and department-level training to our new employees, followed by on-the-job training. We also provide training and development programs to our employees from time to time to ensure their awareness and compliance with our various policies and procedures. Some of the training is conducted jointly by departments serving different functions but working with or supporting each other in our day-to-day operations.

21

The Company also has adopted the 2022 Share Incentive Plan. Further details in respect of the 2022 Share Incentive Plan are set out in the Company’s circular dated November 14, 2022.

OTHER INFORMATION

Compliance with the Corporate Governance Code

The Board is committed to achieving high corporate governance standards. The Board believes that high corporate governance standards are essential in providing a framework for the Company to safeguard the interests of Shareholders and to enhance corporate value and accountability.

During the Reporting Period, we have complied with all the code provisions of the Corporate Governance Code. The Board will review the corporate governance structure and practices from time to time and shall make necessary arrangements when the Board considers appropriate.

Compliance with the Model Code for Securities Transactions by Directors

The Company had implemented the Management Control Measures on Material Non-Public Information and the Policy on Prohibition of Insider Dealing (the “Code”) and on August 22, 2024, further adopted the Statement of Policies Governing Material Non-Public Information and the Prevention of Insider Trading (the “Statement”) as an amendment to the Code. The Statement, with terms no less exacting than the Model Code, serves as the Company’s own securities dealing code to regulate all dealings by Directors and relevant employees of securities in the Company and other matters covered by the Statement.

Specific enquiry has been made of all the Directors and the relevant employees and they have confirmed that they have complied with the Model Code and the Statement during the Reporting Period.

Scope of Work of Deloitte Touche Tohmatsu

The unaudited financial information disclosed in this announcement is preliminary. The audit of the financial statements and related notes to be included in the Company’s annual report to Shareholders for the year ended December 31, 2025 is still in progress. The figures in respect of the Company’s unaudited condensed consolidated statement of operations, unaudited condensed consolidated statement of comprehensive income, unaudited condensed consolidated balance sheet and the related notes thereto for the year ended December 31, 2025 as set out in this announcement have been agreed by the Company’s auditor, Messrs. Deloitte Touche Tohmatsu, to the amounts set out in the Company’s unaudited consolidated financial statements for the year. The work performed by Messrs. Deloitte Touche Tohmatsu in this respect did not constitute an assurance engagement and consequently no opinion or assurance conclusion has been expressed by Messrs. Deloitte Touche Tohmatsu on this announcement.

Events or issues may arise during the course of finalizing and issuing the audited consolidated financial statements of the Group that might result in the need to revise amounts in the Group’s consolidated financial statements.

Review of the Annual Results

The Audit Committee comprises Ms. Xiangrong Li, Ms. Cynthia Jinhong Meng and Mr. David Zhang, each being our non-executive Director or independent Director with appropriate professional qualifications, with Ms. Xiangrong Li, as the chairwoman of the Audit Committee.

The Audit Committee has reviewed the unaudited annual results of the Group for the year ended December 31, 2025 and has recommended for the Board’s approval thereof. The Audit Committee has reviewed together with the management the Group’s accounting principles and policies and the Group’s unaudited consolidated financial statements for the year ended December 31, 2025. The Audit Committee considered that the unaudited annual results are in compliance with the applicable accounting standards, laws and regulations, and the Company has made appropriate disclosures thereof.

Purchase, Sale or Redemption of the Company’s Listed Securities

On August 29, 2024, the Board authorized a share repurchase program (the “Share Repurchase Program”), under which the Company may repurchase up to US$50 million of its ADSs or Shares, effective on the same date. The authorized term for carrying out the Share Repurchase Program is two years. For further details of the Share Repurchase Program, please refer to the Company’s announcement dated August 29, 2024.

During the Reporting Period, the Company repurchased a total of 798,870 ADSs on the NYSE (representing 3,994,350 Shares) for an aggregate consideration of US$7,225,692.38 (before expense). As of December 31, 2025, 59,036 ADSs (representing 295,180 Shares) repurchased by the Company during the Reporting Period for cancellation but not yet cancelled. Since December 31, 2025 and up to the date of this announcement, the Company has further repurchased certain ADSs for cancellation, which have yet to be cancelled, and intends to cancel such ADSs on a periodic basis. On November 21, 2025 (Hong Kong Time), the Company cancelled 6,762,680 Shares it held in treasury after evaluating the then market conditions as well as the Company’s capital management plan. The Company did not hold any treasury shares as of December 31, 2025. Particulars of the repurchases made by the Company during the Reporting Period are as follows:

NYSE

Month in 2025 (U.S. Eastern Time)	No. of ADS repurchased	No. of Shares equivalent to the ADS	Highest price Paid (per ADS)	Lowest price Paid (per ADS)	Aggregate consideration Paid (before expense)
			(US$)	(US$)	(US$)
March 2025	7,122	35,610	9.50	9.47	67,644.04
April 2025	620,407	3,102,035	9.49	7.80	5,509,111.04
May 2025	112,305	561,525	9.49	9.31	1,062,308.29
December 2025	59,036	295,180	9.99	9.64	586,629.01
Total	798,870	3,994,350			7,225,692.38

Save as disclosed above, neither the Company nor any of its subsidiaries purchased, sold, or redeemed any of the Company’s securities listed on the Hong Kong Stock Exchange or any other stock exchanges (including sale of treasury shares (as defined in the Hong Kong Listing Rules)) during the Reporting Period.

Use of Proceeds from the Global Offering

The net proceeds received by the Company from the Global Offering (as defined in the Prospectus) were approximately HK$315.6 million. There has been no change in the intended use of net proceeds as previously disclosed in the Prospectus. As of December 31, 2025, the Company had utilized all net proceeds in accordance with such intended purposes as disclosed in the Prospectus, illustrating by table below.

				Utilized
			Utilized	amount for	Utilized	Unutilized	Expected
			amount as of	the year ended	amount as of	amount as of	time frame
	% of use of	Net	January 1,	December 31,	December 31,	December 31,	for unutilized
Purpose	proceeds	proceeds	2025	2025	2025	2025	amount
		(HK$ million)	(HK$ million)	(HK$ million)	(HK$ million)	(HK$ million)
Fund the further development of our wealth management business	35%	110.5	110.5	–	110.5	–	–
Fund the further development our asset management business	15%	47.3	47.3	–	47.3	–	–
Fund the selective pursuit of potential investments	20%	63.1	10.4	52.7	63.1	–	–
Fund the investment in our in-house technology across all business lines	10%	31.6	31.6	–	31.6	–	–
Fund our overseas expansion	10%	31.6	31.6	–	31.6	–	–
General corporate purposes (including but not limited to working capital and operating expenses)	10%	31.6	31.6	–	31.6	–	–
Total(1)	100%	315.6	263.0	52.7	315.6	–	–

Note:

(1)	The sum of the data may not add up to the total due to rounding.

As of December 31, 2025, all the net proceeds from the Global Offering has been fully utilized.

Differences Between U.S. GAAP and IFRS

The consolidated financial statements for the year ended December 31, 2025 are prepared by the Directors of the Company under U.S. GAAP, which is different from IFRS. A reconciliation statement setting out the financial effect of any material differences between the financial statements prepared under U.S. GAAP and financial statements prepared using IFRS will be included in the annual report of the Company.

Material Litigation

As of December 31, 2025, 42 legal proceedings (including arbitration proceedings) against Shanghai Gopher and/or its affiliates in connection with the Camsing Incident with an aggregate claimed investment amount over RMB138.1 million were still pending.

As of the date of this announcement, 23 legal proceedings (including arbitration proceedings) against Shanghai Gopher and/or its affiliates in connection with the Camsing Incident with an aggregate claimed investment amount over RMB87.4 million were still pending. Based on the Group’s PRC legal adviser’s advice, the management of the Group has assessed the Group was unable to reasonably predict the timing or outcomes of, or estimate the amount of loss, or range of loss, if any, related to the pending legal proceedings (including arbitration proceedings).

Bozhou Lawsuits

In December 2022, the Group received a civil judgment from the Bozhou Intermediate People’s Court of Anhui Province (the “First Instance Court”). The judgment was related to a civil lawsuit brought by an external institution (the “Plaintiff”) against Noah (Shanghai) Financial Leasing Co., Ltd. (currently known as Shanghai Ziyan Car Leasing Service Co., Ltd.) (the “Defendant”), a subsidiary of the Company. The First Instance Court issued the judgment awarding the Plaintiff monetary damages of RMB99.0 million and corresponding interests (the “First-instance Judgment”). For further details, please refer to the Company’s announcement dated December 12, 2022.

In late March 2024, the Group received the civil judgment on appeal (the “Appellate Judgment”) from the High People’s Court of Anhui Province, affirming the First-instance Judgment. The Appellate Judgment took immediate effect, pursuant to which the Defendant shall make a payment to the Plaintiff within ten days from the date the Appellate Judgment became effective. Based on advice from the Company’s PRC counsel to this civil lawsuit, the Company believed that the claim of the Plaintiff is without merit and is unfounded, and therefore subsequently applied for a retrial (the “Retrial Petition”) to the Supreme People’s Court of the PRC (the “PRC Supreme Court”) with respect to the ruling in the Appellate Judgment.

In early January 2025, the Company received the civil judgment on the retrial (the “Retrial Judgement”) from the PRC Supreme Court, which partially upheld the Company’s Retrial Petition finding errors in the application of law in the original judgments, and accordingly revoked the First-instance Judgment and Appellate Judgment. Pursuant to the Retrial Judgement, the Company shall be held liable for 70% of the compensation of RMB99.0 million along with the corresponding interest losses. As the Group had previously reserved a contingent liability of RMB99.0 million in accordance with the First-instance Judgment prior to the issuance of the Appellate Judgment and the Retrial Judgement, the ruling in the Retrial Judgement is not expected to materially affect the Group’s overall financial position in comparison to its financial position prior to the issuance of the Retrial Judgement.

Arbitration Proceedings

In December 2025, Shanghai Gopher received a number of arbitration awards issued by the Shanghai International Economic and Trade Arbitration Commission (Shanghai International Arbitration Center) (the “SHIAC”) in respect of aforementioned legal proceedings, involving a total of 72 independent cases with an aggregate disputed amount of approximately RMB138.1 million. Pursuant to the arbitration awards, Shanghai Gopher was ordered to compensate the relevant investors for 70% of their principal investments, while claims for interest or investment returns were not supported. The arbitration awards and the related pending arbitration proceedings relate solely to Shanghai Gopher, which is a lawfully established and independently operated historical business entity, with independent accounting and independent civil liabilities.

Subsequent to December 31, 2025 and up to the date of this announcement, three additional arbitration cases have been initiated against Shanghai Gopher and/or its affiliates in connection with the Camsing Incident, involving an additional disputed amount of approximately RMB12.4 million. As of the date of this announcement, SHIAC had issued similar arbitration awards in respect of 94 independent cases in total, with an aggregate disputed amount of approximately RMB299.8 million.

Save as disclosed above, we were not a party to, and we were not aware of any judicial, arbitration or administrative proceedings that were pending or threatened against our Group during the Reporting Period, that, in the opinion of our Directors, were likely to have a material and adverse effect on our business, financial condition or results of operations. We may from time to time be involved in litigation and claims incidental to the conduct of our business.

Settlement under the Settlement Plans

Reference is made to the 2024 annual report of the Company in relation to the settlement plans (the “Settlement Plans”) regarding the Camsing Incident (as defined therein). The Settlement Plans include: (i) two RSU vesting plans (Plan A and Plan B) for the affected clients to choose from offered by the Company prior to the Listing Date (collectively, the “Previous Settlement Plan”), the offers under which was accepted by 595 out of 818 affected clients as of the Listing Date; and (ii) new settlement plan (the “New Settlement Plan”) offered by the Company in 2024 so as to continue settling with the remaining 223 out of 818 affected clients (the “Remaining Affected Clients”), the offer under which was accepted by eight out of the Remaining Affected Clients as of December 31, 2025. The Company shall issue relevant Shares upon vesting of RSUs to the affected clients subject to the settlement pursuant to the issuance mandate granted, renewed or refreshed by the Shareholders at the annual general meeting(s) from time to time. During the Reporting Period, one out of the Remaining Affected Clients had accepted the offer pursuant to the New Settlement Plan.

During the Reporting Period1, (i) 371,512 RSUs involving 3,715,120 Shares (represented by 743,024 ADSs) have vested under the Previous Settlement Plan, and (ii) 7,835 RSUs involving 78,350 Shares (represented by 15,670 ADSs) have vested under the New Settlement Plan.

As of December 31, 2025, 3,770,377 RSUs involving 37,703,770 Shares (represented by 7,540,754 ADSs) have been granted by the affected clients who accepted the offers under the Settlement Plans, among which 2,232,996 RSUs involving 22,329,957 Shares (represented by 4,465,995 ADSs) have vested and 1,537,381 RSUs involving 15,373,813 Shares (represented by 3,074,759 ADSs) were outstanding and yet to vest.

Since December 31, 2025 and up to the date of this announcement, no additional RSUs have vested under the Settlement Plans, and no additional affected clients have accepted the offer under the New Settlement Plan.

Events After the Reporting Period

There were no significant events that might materially affect the Group after December 31, 2025 and immediately before the date of this announcement.

Dividend

The Board has approved and adopted a dividend policy (the “Dividend Policy”) on August 10, 2022, which aims to provide stable and sustainable returns to the Shareholders. The Dividend Policy has become effective from August 10, 2022 and was amended on November 30, 2023. According to the amended Dividend Policy, in normal circumstances, the annual dividends to be declared and distributed in each calendar year shall be, in principle, no less than 35% of the Group’s non-GAAP net income attributable to the Shareholders of the preceding financial year as reported in the Company’s unaudited annual results announcement, subject to various factors. The dividend under the Dividend Policy proposed and/or declared by the Board for a financial year are deemed as final dividend. Any final dividend for a financial year will be subject to Shareholders’ approval. The Company may declare and pay dividends by way of cash or by other means that the Board considers appropriate. Such dividend policy shall in no way constitute a legally binding commitment by the Company in respect of its future dividend and/or in no way obligate the Company to declare a dividend at any time or from time to time. There can be no assurance that dividends will be paid in any particular amount for any given year. In addition, our shareholders by ordinary resolution may declare a dividend, but no dividend may exceed the amount recommended by our Board. Under Cayman Islands law, a Cayman Islands company may pay a dividend on its shares out of either profit or share premium amount, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. Even if our Board decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the Board may deem relevant.

The Directors recommended (i) final dividend of RMB306.0 million (approximately US$43.8 million) in aggregate in respect of the year ended December 31, 2025, which will be paid out of the corporate actions budget equivalent to 50% of the non-GAAP net income attributable to Shareholders during the Reporting Period in accordance with the capital management and shareholder return policy of the Company adopted on November 29, 2023; and (ii) special dividend of RMB306.0 million (approximately US$43.8 million) in aggregate, which will be paid out of the accumulated return surplus cash from the years prior to 2025, to Shareholders whose names appear on the register of members of the Company as of the record date for dividend distribution.

Based on the number of issued Shares of the Company (excluding 7,422,860 Shares underlying 1,484,572 ADSs repurchased by the Company as of March 24, 2026 (Hong Kong Time) for cancellation but not yet cancelled) as of the date of this announcement, if declared and paid, (i) a final dividend of RMB0.933 (equivalent to approximately US$0.133 per Share (tax inclusive1) in respect of the year ended December 31, 2025, and (ii) a non-recurring special dividend of RMB0.933 (equivalent to approximately US$0.133) per Share (tax inclusive1); will be paid out to Shareholders who are entitled to dividends, both subject to adjustment to the number of issued Shares of the Company (excluding the treasury shares (if any) and Shares underlying ADSs repurchased by the Company for cancellation but not yet cancelled) entitled to dividend distribution as of the record date for dividend distribution, and the equivalent U.S. dollars amount and Hong Kong dollars amount are also subject to exchange rate adjustment. As of the date of this announcement, the Company did not hold any treasury shares.

Recommendations on the final dividend and special dividend are subject to respective approval by the Shareholders at the forthcoming annual general meeting to be held on or around June 11, 2026. If the proposed final dividend and special dividend are approved by the Shareholders, the Company expects to pay such dividend by August 2026. For details, please refer to the circular of the annual general meeting to be dispatched to the Shareholders and the announcement(s) to be made by the Company in due course.

[1]	Tax referred to in this announcement in relation to the final dividend and special dividend means any tax that may be applicable to the Shareholder and ADS holders, whereas there is no applicable withholding tax applied to the final dividend and special dividend.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Amount in Thousands, Except Share and Per Share Data)

		Year Ended December 31,
	Notes	2024	2025	2025
		RMB	RMB	US$
		(Audited)	(Unaudited)	(Unaudited)
Revenues:
Revenues from others
One-time commissions		614,258	574,255	82,117
Recurring service fees		631,505	624,589	89,315
Performance-based income		47,841	116,247	16,623
Other service fees		186,108	161,299	23,065
Total revenues from others		1,479,712	1,476,390	211,120

Revenues from funds
Gopher/Olive[1] manages
One-time commissions		21,288	7,284	1,042
Recurring service fees		1,015,436	990,515	141,642
Performance-based income		104,898	155,598	22,250
Total revenues from funds
Gopher/Olive[1] manages		1,141,622	1,153,397	164,934
Total revenues	3	2,621,334	2,629,787	376,054
Less: VAT related surcharges and other taxes		(20,352)	(19,547)	(2,795)
Net revenues		2,600,982	2,610,240	373,259

Operating cost and expenses:
Compensation and benefits
Relationship manager compensation		(562,523)	(498,454)	(71,278)
Other compensations		(786,928)	(718,098)	(102,687)
Total compensation and benefits		(1,349,451)	(1,216,552)	(173,965)
Selling expenses		(269,038)	(242,808)	(34,721)
General and administrative expenses		(296,751)	(305,590)	(43,699)
Provision for credit losses		(23,882)	(52,226)	(7,468)
Other operating expenses, net		(93,210)	(62,872)	(8,991)
Government subsidies		65,239	46,472	6,645
Total operating cost and expenses		(1,967,093)	(1,833,576)	(262,199)
Income from operations		633,889	776,664	111,060

1	The calculation of the number of vested RSUs under each of the Settlement Plans is based on the U.S. Eastern Time.

		Year Ended December 31,
	Notes	2024	2025	2025
		RMB	RMB	US$
		(Audited)	(Unaudited)	(Unaudited)
Other income:
Interest income		155,751	127,547	18,239
Investment income		50,152	32,254	4,612
Reversal of settlement expenses	7	12,454	956	137
Contingent litigation expenses	8	14,000	(50,182)	(7,176)
Other income (loss)		1,359	(30,814)	(4,406)
Total other income		233,716	79,761	11,406

Income before taxes and income from equity in affiliates		867,605	856,425	122,466
Income tax expense	4	(268,591)	(297,811)	(42,586)
Loss from equity in affiliates		(112,010)	(1,395)	(199)
Net income		487,004	557,219	79,681
Less: net income (loss) attributable to non- controlling interests		11,559	(1,638)	(234)
Net income attributable to Noah Holdings Private Wealth And Asset Management Limited shareholders		475,445	558,857	79,915
Net income per share:	5
Basic		1.36	1.60	0.23
Diluted		1.35	1.59	0.23
Weighted average number of shares used in
computation:
Basic		350,847,647	348,774,922	348,774,922
Diluted		352,351,257	351,962,638	351,962,638

Note 1:	Gopher/Olive refers to the Group’s subsidiaries and consolidated variable interest entities (“VIEs”) under the brands Gopher Asset Management and Olive Asset Management, through which the Group manages investments with underlying assets to better meet the diversified asset allocation and alternative investment demands of high net worth individuals and/or corporate entities.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Amount in Thousands)

	Year Ended December 31,
	2024	2025	2025
	RMB	RMB	US$
	(Audited)	(Unaudited)	(Unaudited)
Net income	487,004	557,219	79,681
Other comprehensive income, net of tax Foreign currency translation adjustments	112,131	(145,751)	(20,842)
Fair value fluctuation of available-for-sale investment	–	945	135
Comprehensive income	599,135	412,413	58,974
Less: comprehensive income (loss) attributable to non-controlling interests	11,758	(1,647)	(236)
Comprehensive income attributable to Noah Holdings Private Wealth and Asset Management Limited shareholders	587,377	414,060	59,210

The accompanying note is an integral part of these unaudited condensed consolidated financial statements.

CONDENSED CONSOLIDATED BALANCE SHEETS

(Amount in Thousands, Except Share and Per Share Data)

		As of December 31,
	Notes	2024	2025	2025
		RMB	RMB	US$
		(Audited)	(Unaudited)	(Unaudited)
Assets
Current assets:
Cash and cash equivalents		3,822,339	4,360,918	623,603
Restricted cash		8,696	11,143	1,593
Short-term investments		1,274,609	657,563	94,030
Accounts receivable, net	6	473,490	420,132	60,078
Amounts due from related parties, net		499,524	596,800	85,341
Loans receivable, net		169,108	112,416	16,075
Other current assets		226,965	201,573	28,827
Total current assets		6,474,731	6,360,545	909,547

Long-term investments		971,099	1,172,012	167,595
Investment in affiliates		1,373,156	1,326,131	189,634
Property and equipment, net		2,382,247	2,356,440	336,966
Operating lease right-of-use assets, net		121,115	103,027	14,733
Deferred tax assets		319,206	310,287	44,370
Other non-current assets		137,291	112,492	16,086
Total Assets		11,778,845	11,740,934	1,678,931

Liabilities and Equity
Current liabilities:
Accrued payroll and welfare expenses		412,730	407,558	58,280
Income tax payable		63,892	147,510	21,094
Deferred revenues		72,259	54,398	7,779
Other current liabilities		404,288	312,240	44,650
Contingent liabilities	8	476,107	505,496	72,285
Total current liabilities		1,429,276	1,427,202	204,088

Deferred tax liabilities		246,093	263,608	37,695
Operating lease liabilities, non-current		75,725	60,344	8,629
Other non-current liabilities		15,011	6,820	975
Total Liabilities		1,766,105	1,757,974	251,387

		As of December 31,
	Notes	2024	2025	2025
		RMB	RMB	US$
		(Audited)	(Unaudited)	(Unaudited)
Contingencies	8
Shareholders’ equity:
Ordinary shares (US$0.00005 par value): 1,000,000,000 ordinary shares authorized, 335,153,359 shares issued and 330,393,534 shares outstanding as of December 31, 2024 and 1,000,000,000 ordinary shares authorized, 335,258,287 shares issued and 333,370,340 shares outstanding as of December 31, 2025		113	113	16
Treasury stock		(53,345)	(4,102)	(587)
Additional paid-in capital		3,907,992	3,973,997	568,274
Retained earnings		5,904,540	5,815,092	831,547
Accumulated other comprehensive loss		186,548	41,751	5,970
Total Noah Holdings Private Wealth and Asset Management Limited shareholders’ equity		9,945,848	9,826,851	1,405,220
Non-controlling interests		66,892	156,109	22,324
Total Shareholders’ Equity		10,012,740	9,982,960	1,427,544
Total Liabilities and Equity		11,778,845	11,740,934	1,678,931

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1.	Organization and Principal Activities

Noah Holdings Private Wealth and Asset Management Limited (the “Company”), its subsidiaries and consolidated variable interest entities (“VIEs”) (together, the “Group”), is a leading and pioneer wealth management service provider in the People’s Republic of China (“PRC”) offering comprehensive one-stop advisory services on global investment and asset allocation primarily for high net wealth (“HNW”) investors. The Group began offering services in 2005 through Shanghai Noah Investment Management Co., Ltd. (“Noah Investment”), a consolidated VIE, founded in the PRC in August 2005.

2.	Summary of Principal Accounting Policies

(a)	Basis of Preparation

The accompanying unaudited condensed consolidated financial statements of the Group have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). In addition, these unaudited condensed consolidated financial statements include applicable disclosures required by the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (“Listing Rules”) and by the Hong Kong Companies Ordinance.

(b)	Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense during the reporting period. Actual results could differ materially from such estimates. Significant accounting estimates reflected in the Group’s unaudited condensed consolidated financial statements include assumptions used to determine valuation allowance for deferred tax assets, allowance for credit losses, fair value measurement of underlying investment portfolios of the funds that the Group invests, fair value of Level 3 investments, assumptions related to the consolidation of entities in which the Group holds variable interests and loss contingencies.

(c)	Foreign Currency Translation

The Company’s reporting currency is Renminbi (“RMB”). The Company’s functional currency is the United States dollar (“U.S. dollar or US$”). The Company’s operations are principally conducted through the subsidiaries and VIEs located in the PRC where RMB is the functional currency. For those subsidiaries and VIEs which are not located in the PRC and have the functional currency other than RMB, the financial statements are translated from their respective functional currencies into RMB.

Assets and liabilities of the Group’s overseas entities denominated in currencies other than the RMB are translated into RMB at the rates of exchange ruling at the balance sheet date. Equity accounts are translated at historical exchange rates and revenues, expenses, gains and losses are translated using the average rate for the period. Translation adjustments are reported as foreign currency translation adjustment and are shown as a separate component of other comprehensive income in the condensed consolidated statements of comprehensive income.

Translations of amounts from RMB into US$ are included solely for the convenience of the readers and have been made at the rate of US$1 = RMB6.9931 on December 31, 2025, representing the certificated exchange rate published by the Federal Reserve Board. No representation is intended to imply that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate, or at any other rate.

3.	Revenues

The Group derives revenue primarily from one-time commissions, recurring service fees and performance-based income paid by clients or investment product providers. The disaggregation of revenues by service lines have been presented in the consolidated statements of operations.

Revenues by timing of recognition is analyzed as follows:

	Year Ended December 31,
	(Amount in Thousands)
	2024	2025
	RMB	RMB
	(Audited)	(Unaudited)
Revenue recognized at a point in time	904,274	938,930
Revenue recognized over time	1,717,060	1,690,857
Total revenues	2,621,334	2,629,787

For the Group’s revenues generated from different geographic locations, please see Note 9 segment information.

4.	Income Taxes

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on its income or capital gains. In addition, the Cayman Islands do not impose withholding tax on dividend payments.

Hong Kong

Under the current Hong Kong Inland Revenue Ordinance, the first HK$2 million of profits earned by the Company’s subsidiaries incorporated in Hong Kong will be taxed at half the current tax rate (i.e. 8.25%) while the remaining profits will continue to be taxed at the existing 16.5% tax rate. The profits of group entities incorporated in Hong Kong not qualifying for the two-tiered profits tax rates regime will continue to be taxed at a flat rate of 16.5%. In addition, payments of dividends from Hong Kong subsidiaries to their shareholders are not subject to any Hong Kong withholding tax.

PRC

Under the Law of the People’s Republic of China on Enterprise Income Tax (“EIT Law”), domestically-owned enterprises and foreign-invested enterprises (“FIEs”) are subject to a uniform tax rate of 25%. Shanghai Nuorong Information Technology Co., Ltd., a subsidiary of the Company, obtained the approval for preferential income tax rate of 15% due to High and New Technology Enterprise in November 2022 and such preferential income tax rate has expired in November 2025.

Income before income taxes consists of:

	Year Ended December 31,
	(Amount in Thousands)
	2024	2025
	RMB	RMB
	(Audited)	(Unaudited)
Mainland China	493,222	262,453
Hong Kong	237,512	326,646
Cayman Islands	13,409	155,896
Others	123,462	111,430
Total	867,605	856,425

The income tax expense comprises:

	Year Ended December 31,
	(Amount in Thousands)
	2024	2025
	RMB	RMB
	(Audited)	(Unaudited)
Current Tax	177,872	271,069
Deferred Tax	90,719	26,742
Total	268,591	297,811
Effective income tax rate	30.96%	34.77%

5.	Net Income Per Share

The following table sets forth the computation of basic and diluted net income per share attributable to ordinary shareholders:

	Year Ended December 31,
	(Amount in Thousands, Except
	Share and Per Share Data)
	2024	2025
	(Audited)	(Unaudited)
Net income attributable to ordinary shareholders – basic and diluted	475,445	558,857
Weighted average number of ordinary shares outstanding – basic	350,847,647	348,774,922
Plus: effect of dilutive non-vested restricted shares awards	1,503,610	3,187,716
Weighted average number of ordinary shares outstanding – diluted	352,351,257	351,962,638
Basic net income per share	1.36	1.60
Diluted net income per share	1.35	1.59

Shares issuable to the investors of Camsing Incident (as defined in Note 7) are included in the computation of basic earnings per share as the shares will be issued for no cash consideration and all necessary conditions have been satisfied upon the settlement.

Diluted net income per share does not include the following instruments as their inclusion would be antidilutive:

	Year Ended December 31,
	2024	2025
	(Audited)	(Unaudited)
Share options	329,606	–
Non-vested restricted shares awards under share incentive plan	374,957	520,235
Total	704,563	520,235

6.	Accounts Receivables, net

Accounts receivable consisted of the following:

	As of December 31,
	(Amount in Thousands)
	2024	2025
	RMB	RMB
	(Audited)	(Unaudited)
Accounts receivable, gross	490,689	432,142
Allowance for credit losses	(17,199)	(12,010)
Accounts receivable, net	473,490	420,132

An aging analysis of accounts receivable, based on invoice date, is as follows:

	As of December 31,
	(Amount in Thousands)
	2024	2025
	RMB	RMB
	(Audited)	(Unaudited)
Within 1 year	441,070	391,280
1-2 years	23,166	14,342
2-3 years	6,412	6,870
3-4 years	5,774	4,061
Over 4 years	14,267	15,589
Accounts receivable, gross	490,689	432,142

7.	Settlement for Camsing Incident

In July 2019, in connection with certain funds managed (“Camsing Credit Funds” or “Camsing Products”) by Shanghai Ziming Private Fund Management Co., Ltd. (“Shanghai Gopher”), formerly known as Shanghai Gopher Asset Management Co., Ltd., a consolidated affiliated subsidiary of the Company, it is suspected that fraud had been committed by third parties related to the underlying investments (the “Camsing Incident”). A total of 818 investors were affected, and the outstanding amount of the investments that is potentially subject to repayment upon default amounted to RMB3.4 billion.

Settlement Plan

To preserve the Group’s goodwill with affected investors, it voluntarily made an exgratia settlement offer (the “Settlement Plan”) to affected investors. An affected client accepting the offer shall receive RSUs, which upon vesting will become ordinary shares of the Company, and in return forgo all outstanding legal rights associated with the investment in the Camsing Credit Funds and irrevocably release the Company and all its affiliated entities and individuals from any and all claims immediately, known or unknown, that relate to the Camsing Credit Funds.

On August 24, 2020, the Settlement Plan was approved by the Board of Directors of the Company that a total number of new Class A ordinary shares not exceeding 1.6% of the share capital of the Company has been authorized to be issued each year for a consecutive ten years for the Settlement Plan.

The Group evaluated and concluded the financial instruments to be issued under the Settlement Plan meet equity classification under ASC 815-40-25-10. Therefore, such instruments were initially measured at fair value and recognized as part of additional-paid-in-capital.

As of December 31, 2020, the Group had no new settlement plan for the remaining unsettled investors, but would not preclude to reaching settlements in the future with similar terms and therefore estimated the probable amount of future settlement taking into consideration of possible forms of settlement and estimated acceptable level, and had recorded it as a contingent liability of US$81.3 million (RMB530.4 million).

During the years ended December 31, 2024 and 2025, the Group remained open to settling with the affected clients, and voluntarily reoffered the Settlement Plan to the remaining unsettled investors with terms substantially unchanged. For the years ended December 31, 2024 and 2025, additional 7 and 1 investors accepted the Settlement Plan, respectively, and the Company recorded reversal of settlement expenses in the amount of RMB12,454 and RMB956 based on the difference between the fair value of the RSUs to be issued at each settlement date and the corresponding contingent liability accrued for these investors.

As of December 31, 2025, 603 out of the total 818 investors (approximately 73.7%) had accepted settlements under the plan, representing RMB2.6 billion (approximately 76.5%) out of the total outstanding investments of RMB3.4 billion under the Camsing Products.

8.	Contingencies

Camsing Incident

In December 2025, Shanghai Gopher received a number of arbitration awards issued by the Shanghai International Economic and Trade Arbitration Commission in respect of aforementioned legal proceedings, involving a total of 72 independent cases with an aggregate disputed amount of approximately RMB236.7 million. Pursuant to the arbitration awards, Shanghai Gopher was ordered to compensate the relevant investors for 70% of their principal investments, while claims for interest or investment returns were not supported. The arbitration awards and the related pending arbitration proceedings relate solely to Shanghai Gopher, which is a lawfully established and independently operated historical business entity, with independent accounting and independent civil liabilities.

As of December 31, 2025, 42 legal proceedings against Shanghai Gopher and/or its affiliates, with an aggregate claimed investment amount over RMB138.1 million were still pending.

Starting from December 2025 and up to the date of this announcement, arbitration awards of same nature were issued by the Shanghai International Economic and Trade Arbitration Commission in respect of 94 independent cases in total with an aggregate disputed amount of approximately RMB299.8 million.

As of the date of this announcement, 23 legal proceedings against Shanghai Gopher and/or its affiliates in connection with the Camsing Incident with an aggregate claimed investment amount over RMB87.4 million were still pending, including 3 new cases initiated subsequent to December 31, 2025. The Group recognized an additional contingent litigation expense of RMB50.2 million based on the difference between (i) the actual compensation amounts ordered under the arbitration awards and (ii) the contingent liabilities previously recorded in respect of the relevant investors who had initiated legal proceedings against Shanghai Gopher and/ or its affiliates as of December 31, 2025. As a result, the remaining balance of the contingent liability was RMB505.5 million as of December 31, 2025.

Others

The Group is subject to periodic legal or administrative proceedings in the ordinary course of business. Other than those related to the Camsing Incident and the litigation mentioned above, the Group does not have any pending legal or administrative proceedings to which the Group is a party that will have a material effect on its business or financial condition.

9.	Segment Information

The Group uses the management approach to determine operating segments. The management approach considers the internal organization and reporting used by the Group’s chief operating decision maker (“CODM”) for making decisions, allocating resources and assessing performance.

The Group operates in a set of segmentation, including six reportable segments and headquarters. The Group’s CODM has been identified as the chief executive officer, who reviews income (loss) from operations as segment profit/loss measurement to make decisions about allocating resources and assessing performance of the Group. Further, the Group’s CODM reviews and utilizes functional expenses or income, including compensation and benefits, selling expenses, general and administrative expenses, other operating expenses, provision for credit losses and government subsidies to manage the segments’ operations. The Group’s CODM does not review balance sheet information of the segments.

Segment information of the Group’s business is as follows:

	Year Ended December 31, 2024 (Amount in Thousands)
						Overseas
	Domestic	Domestic		Overseas	Overseas	insurance and
	public	asset	Domestic	wealth	asset	comprehensive
	securities	management	insurance	management	management	services	Headquarter[1]	Total
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Revenues:
Revenues from others
One-time commissions	18,619	1,354	43,204	435,937	14,785	100,359	–	614,258
Recurring service fees	365,992	188,545	–	22,694	52,952	–	1,322	631,505
Performance-based income	38,058	4,908	–	–	4,875	–	–	47,841
Other service fees	–	–	–	89,846	–	38,507	57,755	186,108
Total revenues from others	422,669	194,807	43,204	548,477	72,612	138,866	59,077	1,479,712

Revenues from funds
Gopher/Olive manages
One-time commissions	13,358	–	–	5,551	2,379	–	–	21,288
Recurring service fees	56,441	556,742	–	120,669	281,584	–	–	1,015,436
Performance-based income	1,301	21,659	–	–	81,938	–	–	104,898
Total revenues from funds
Gopher/Olive manages	71,100	578,401	–	126,220	365,901	–	–	1,141,622
Total revenues	493,769	773,208	43,204	674,697	438,513	138,866	59,077	2,621,334
Less: VAT related surcharges	(5,017)	(1,101)	(337)	–	–	–	(13,897)	(20,352)
Net revenues	488,752	772,107	42,867	674,697	438,513	138,866	45,180	2,600,982

Operating costs and expenses:
Compensation and benefits
Relationship manager compensation	(128,189)	(71,316)	(53,904)	(294,973)	(3,730)	(10,411)	–	(562,523)
Other compensations	(42,730)	(80,182)	(41,280)	(154,506)	(55,104)	(46,253)	(366,873)	(786,928)
Total compensation and benefits	(170,919)	(151,498)	(95,184)	(449,479)	(58,834)	(56,664)	(366,873)	(1,349,451)
Selling expenses	(8,429)	(10,574)	(5,599)	(106,175)	(22,321)	(12,177)	(103,763)	(269,038)
General and administrative expenses	(2,012)	(12,807)	(23,696)	(13,589)	(3,759)	(7,307)	(233,581)	(296,751)
Provision for credit losses	(88)	(10,083)	–	–	–	(7,307)	(6,404)	(23,882)
Other operating expenses	(1,771)	(23,829)	(449)	–	–	(9,944)	(57,217)	(93,210)
Government grants	13,448	10,796	479	–	–	–	40,516	65,239
Total operating costs and expenses	(169,771)	(197,995)	(124,449)	(569,243)	(84,914)	(93,399)	(727,322)	(1,967,093)
Income (loss) from operations	318,981	574,112	(81,582)	105,454	353,599	45,467	(682,142)	633,889

	Year Ended December 31, 2025 (Amount in Thousands)
						Overseas
	Domestic	Domestic		Overseas	Overseas	insurance and
	public	asset	Domestic	wealth	asset	comprehensive
	securities	management	insurance	management	management	services	Headquarter[1]	Total
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Revenues:
Revenues from others
One-time commissions	53,152	1,243	18,772	320,221	30,264	150,603	–	574,255
Recurring service fees	352,345	143,040	–	38,765	90,439	–	–	624,589
Performance-based income	115,467	630	–	–	150	–	–	116,247
Other service fees	–	–	–	65,782	–	28,191	67,326	161,299
Total revenues from others	520,964	144,913	18,772	424,768	120,853	178,794	67,326	1,476,390

Revenues from funds
Gopher/Olive manages
One-time commissions	6,682	188	–	290	124	–	–	7,284
Recurring service fees	40,708	541,537	–	122,482	285,788	–	–	990,515
Performance-based income	1,923	6,505	–	–	147,170	–	–	155,598
Total revenues from funds
Gopher/Olive manages	49,313	548,230	–	122,772	433,082	–	–	1,153,397
Total revenues	570,277	693,143	18,772	547,540	553,935	178,794	67,326	2,629,787
Less: VAT related surcharges	(3,788)	(675)	(124)	–	–	–	(14,960)	(19,547)
Net revenues	566,489	692,468	18,648	547,540	553,935	178,794	52,366	2,610,240

Operating costs and expenses:
Compensation and benefits
Relationship manager compensation	(107,156)	(45,299)	(15,462)	(254,769)	(44,221)	(31,547)	–	(498,454)
Other compensations	(26,423)	(63,870)	(22,190)	(79,764)	(63,510)	(48,202)	(414,139)	(718,098)
Total compensation and benefits	(133,579)	(109,169)	(37,652)	(334,533)	(107,731)	(79,749)	(414,139)	(1,216,552)
Selling expenses	(17,279)	(9,405)	(5,025)	(59,625)	(30,361)	(18,680)	(102,433)	(242,808)
General and administrative expenses	(898)	(10,154)	(10,034)	(5,829)	(5,829)	(6,516)	(266,330)	(305,590)
Reversal of (provision for) credit losses	2,424	(9,071)	–	–	–	5,356	(50,935)	(52,226)
Other operating (expenses) income, net	(1,757)	1,891	(406)	(4,888)	(807)	(25,284)	(31,621)	(62,872)
Government grants	11,977	9,705	12	–	11	22	24,745	46,472
Total operating costs and expenses	(139,112)	(126,203)	(53,105)	(404,875)	(144,717)	(124,851)	(840,713)	(1,833,576)
Income (loss) from operations	427,377	566,265	(34,457)	142,665	409,218	53,943	(788,347)	776,664

1.	The financial information shown under “Headquarters” represents the revenues and operating cost and expenses generated by the Group’s headquarters which cannot be allocated to the six business segments.

The following table summarizes the Group’s revenues generated by the different geographic location.

	Year Ended December 31,
	(Amount in Thousands)
	2024	2025
	RMB	RMB
	(Audited)	(Unaudited)
Mainland China	1,369,258	1,349,519
Hong Kong	925,846	986,362
Overseas	326,230	293,906
Total revenues	2,621,334	2,629,787

The geographic information of the Group’s long-lived assets, including property and equipment and operating lease right-of-use assets, as of December 31, 2024 and 2025 is as follows:

	As of December 31,
	(Amount in Thousands)
	2024	2025
	RMB	RMB
	(Audited)	(Unaudited)
Mainland China	2,427,113	2,351,825
Hong Kong	53,427	77,087
Overseas	22,822	30,555
Total long-lived assets	2,503,362	2,459,467

10.	Dividends

The 2024 final dividend and non-recurring special dividend, declared during the year ended December 31, 2025, amounted to approximately RMB550.0 million which were paid as of December 31, 2025.

The board of directors of the Company recommended (i) a final dividend of RMB306.0 million (US$43.8 million) in respect of the year ended December 31, 2025, and (ii) a special dividend of RMB306.0 million (US$43.8 million), with an aggregate amount of the final dividend and special dividend of approximately RMB612.0 million (US$87.6 million). This recommendation is subject to the approval by the Company’s shareholders respectively at the forthcoming annual general meeting to be held on or around June 11, 2026.

Based on the number of issued Shares as of the date of this announcement, if declared and paid, (i) a final dividend will amount to RMB0.933 per share (tax inclusive) in respect of the year ended December 31, 2025, and (ii) the special dividend will amount to RMB0.933 per share (tax inclusive), both subject to adjustment to the number of Shares of the Company entitled to dividend distribution as of the record date for dividend distribution.

DEFINITIONS, ACRONYMS AND GLOSSARY OF TECHNICAL TERMS
“2022 Share Incentive Plan”	the 2022 share incentive plan adopted at the annual general meeting held on December 16, 2022 with effect from December 23, 2022 and filed with the SEC on December 23, 2022
“ADS(s)”	American Depositary Shares (one ADS representing five Shares)
“Audit Committee”	the audit committee of the Company
“AUM”	the amount of capital commitments made by investors to the funds we provide continuous management services without adjustment for any gain or loss from investment, for which we are entitled to receive recurring service fees or performance- based income, except for public securities investments. For public securities investments, “AUM” refers to the net asset value of the investments we manage, for which we are entitled to receive recurring service fees and performance-based income
“Board”	the board of Directors
“Camsing Incident”	has the same meaning ascribed to it in the Prospectus
“CEO”	chief executive officer of the Company
“China” or “PRC”	the People’s Republic of China, excluding, for the purposes of this announcement only, Taiwan and the special administrative regions of Hong Kong and Macau, except where the context otherwise requires
“Company”	Noah Holdings Limited, an exempted company with limited liability incorporated in the Cayman Islands on June 29, 2007, carrying on business in Hong Kong as “Noah Holdings Private Wealth and Asset Management Limited (諾亞控股私人財富資產管理有限公司)”
“Consolidated Affiliated Entities” or “VIE(s)”	Noah Investment and its subsidiaries, all of which are controlled by our Company through the Contractual Arrangements
“Contractual Arrangements”	variable interest entity structure and, where the context requires, the agreements underlying the structure
“Corporate Governance Code”	the Corporate Governance Code set out in Appendix C1 of the Hong Kong Listing Rules
“Director(s)”	the director(s) of our Company
“GAAP”	generally accepted accounting principles

“Gopher” or “Gopher Asset Management”	Gopher Asset Management Co., Ltd. (歌斐資產管理有限公司), a limited liability company established under the laws of the PRC on February 9, 2012, and one of our Company’s Consolidated Affiliated Entities, or, where the context requires, with its subsidiaries collectively
“Group”, “our Group”, “the Group”, “Noah”, “our”, “us” or “we”	the Company, its subsidiaries and the Consolidated Affiliated Entities from time to time
“HK$”	Hong Kong dollars, the lawful currency of Hong Kong
“HNW”	high net worth
“HNW clients”, “HNW investors” or “HNW individuals”	clients/investors/individuals with investable financial assets of no less than RMB6 million
“Hong Kong”	the Hong Kong Special Administrative Region of the PRC
“Hong Kong Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited
“Hong Kong Stock Exchange” or “HKEX”	The Stock Exchange of Hong Kong Limited
“IFRS”	International Financial Reporting Standards, as issued by the International Accounting Standards Board
“Listing Date”	July 13, 2022
“Model Code”	the Model Code for Securities Transactions by Directors of Listed Issuers set out in Appendix C3 of the Hong Kong Listing Rules
“Noah Investment”	Shanghai Noah Investment Management Co., Ltd. (上海諾亞投資 管理有限公司), a limited liability company established under the laws of the PRC on August 26, 2005, and one of the Consolidated Affiliated Entities
“Noah Upright”	Noah Upright Fund Distribution Co., Ltd. (諾亞正行基金銷售有 限公司), a limited liability company established under the laws of the PRC on November 18, 2003, and one of the Consolidated Affiliated Entities and significant subsidiaries
“NYSE”	New York Stock Exchange
“Prospectus”	the Company’s prospectus published on June 30, 2022 in connection with its secondary listing on the Hong Kong Stock Exchange
“Reporting Period”	the year ended December 31, 2025

“RMB” or “Renminbi”	Renminbi yuan, the lawful currency of China
“SEC”	the United States Securities and Exchange Commission
“SFO”	the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong), as amended or supplemented from time to time
“Shanghai Gopher”	Shanghai Ziming Private Fund Management Co., Ltd. (上海自明 私募基金管理有限公司), formerly known as Shanghai Gopher Asset Management Co., Ltd. (上海歌斐資產管理有限公司), a limited liability company established in the PRC on December 14, 2012, and one of the Consolidated Affiliated Entities and significant subsidiaries
“Share(s)”	ordinary share(s) of par value of US$0.0005 each in the share capital of the Company prior to the Share Subdivision becoming effective and ordinary share(s) of par value of US$0.00005 each in the share capital of the Company upon the effectiveness of the Share Subdivision
“Shareholder(s)”	the holder(s) of the Share(s), and where the context requires, ADSs
“Share Subdivision”	the share subdivision of the Company effective on October 30, 2023, pursuant to which the ordinary share of a par value of US$0.0005 each in the share capital of the Company were subdivided into ten (10) ordinary shares of a par value of US$0.00005 each in the share capital of the Company
“subsidiary” or “subsidiaries”	has the meaning ascribed thereto in section 15 of the Companies Ordinance (Chapter 622 of the Laws of Hong Kong), as amended or supplemented from time to time
“transaction value”	the aggregate value of the investment products we distribute during a given period
“U.S.” or “United States”	the United States of America, its territories, its possessions and all areas subject to its jurisdiction
“U.S. dollars” or “US$”	United States dollars, the lawful currency of the United States
“U.S. GAAP”	accounting principles generally accepted in the United States of America
“%”	per cent

*	For the purposes of this announcement only, the terms “domestic” and “overseas” refer to the Group’s operations in mainland China and outside of mainland China, respectively. For the purpose of this announcement and for illustrative purpose only, conversions of US$ to RMB are based on the exchange rate of US$1.00 = RMB6.9931. No representation is made that any amounts in RMB or US$ can be or could have been converted at the relevant dates at the above rate or at any other rates or at all.

PUBLICATION OF THE ANNUAL RESULTS ANNOUNCEMENT AND ANNUAL REPORT

This annual results announcement is published on the websites of the Hong Kong Stock Exchange (www.hkexnews.hk) and the Company (ir.noahgroup.com). The annual report for the year ended December 31, 2025 containing all the information required by Appendix D2 of the Hong Kong Listing Rules will be dispatched only to the Shareholders as per the Company’s corporate communications arrangement and made available for review on the same websites in due course.

By order of the Board
Noah Holdings Private Wealth and Asset Management Limited
Jingbo Wang
Chairwoman of the Board

Hong Kong, March 25, 2026

As of the date of this announcement, the Board comprises Ms. Jingbo Wang, the chairwoman, and Mr. Zhe Yin as Directors; Ms. Chia-Yue Chang, Mr. Boquan He and Mr. David Zhang as non-executive Directors; and Ms. Xiangrong Li, Ms. Cynthia Jinhong Meng and Ms. May Yihong Wu as independent Directors.